Exhibit 99.3

Execution Version

BROOKFIELD FINANCE INC.

AND

BROOKFIELD ASSET MANAGEMENT INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

Supplemental Indenture

Dated as of April 14, 2020

to

Fifth Supplemental

Indenture

Dated as of April 9, 2020

THIS SUPPLEMENTAL INDENTURE, dated as of April 14, 2020 (this “Supplemental Indenture”), to the Fifth Supplemental Indenture, dated as of April 9, 2020 (the “Fifth Supplemental Indenture”), between Brookfield Finance Inc. (the “Issuer”), a corporation incorporated under the laws of Ontario, Canada, Brookfield Asset Management Inc. (the “Company”), a corporation amalgamated under the laws of Ontario, Canada, and Computershare Trust Company of Canada (the “Trustee”), a trust company organized under the laws of Canada, as trustee, to the Indenture, dated as of June 2, 2016, by and among the Issuer, the Company and the Trustee (the “Original Indenture”, the Original Indenture, as supplemented by the Fifth Supplemental Indenture and as supplemented hereby, being referred to herein as the “Indenture”).

WITNESSETH

WHEREAS, the Issuer has duly authorized, as a separate series of Securities under the Indenture, its 4.350% Notes due 2030 (the “Notes”) and the Company has consented to and approved the issuance of the Notes;

WHEREAS, by the Fifth Supplemental Indenture, provision was made for the issuance of $600,000,000 principal amount of Notes under the Original Indenture as supplemented by the Fifth Supplemental Indenture, all of which were issued on the date of the Fifth Supplemental Indenture (the “Original Notes”);

WHEREAS, Section 2.2 of the Fifth Supplemental Indenture permits the issuance of additional Notes, without the consent of the holders of the Original Notes but with the consent of the Company, having the same terms and conditions in all respects as the Original Notes except for the issue date, the issue price and the first payment of interest thereon, to be consolidated with and form a single series with the Original Notes;

WHEREAS, the Issuer and the Company have duly authorized the execution and delivery of this Supplemental Indenture for the purpose of providing for the issuance of an additional $150,000,000 principal amount of Notes under the Indenture (the “New Notes”) in accordance with Section 2.2 of the Fifth Supplemental Indenture;

WHEREAS, the Issuer and the Company are not in default under the Original Indenture;

WHEREAS, all things necessary to make this Supplemental Indenture a valid agreement according to its terms have been done; and

WHEREAS, the foregoing recitals are made as statements of fact by the Issuer and the Company and not by the Trustee;

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the New Notes by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the New Notes, as follows:

ARTICLE 1
DEFINITIONS AND OTHER PROVISIONS
OF GENERAL APPLICATION

Section 1.1                                   Definitions

All terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Original Indenture, as supplemented by the Fifth Supplemental Indenture, and as further supplemented hereby.

Section 1.2                                   To Be Read with Original Indenture

This Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture, and the Original Indenture, as supplemented by the Fifth Supplemental Indenture and this Supplemental Indenture, shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture, the Fifth Supplemental Indenture and this Supplemental Indenture were contained in one instrument.

Section 1.3                                   Currency

Except where expressly provided, all amounts in this Supplemental Indenture are stated in United States currency.

ARTICLE 2
THE NEW NOTES

Section 2.1                                   Designation

There is hereby authorized to be issued under the Original Indenture, as supplemented by the Fifth Supplemental Indenture, the New Notes, the terms and conditions of which are the same in all respects as the Original Notes, except for the issue date and the issue price, and which will be consolidated to form a single series and be fully fungible with the Original Notes and designated as “4.350% Brookfield Finance Inc. Notes due 2030”. All New Notes issued under the Indenture will, when issued, be considered Notes for all purposes under the Original Indenture, as supplemented by the Fifth Supplemental Indenture, and will be subject and take the benefit of all the terms, conditions and provisions of the Original Indenture, as supplemented by the Fifth Supplemental Indenture.

Section 2.2                                   Limit of Aggregate Principal Amount

The aggregate principal amount of New Notes that may be authenticated and delivered pursuant to this Supplemental Indenture (except for New Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 3.4, 3.5, 3.6, 10.6 or 12.7 of the Original Indenture and except for any New Notes which, pursuant to the last sentence of Section 3.3 of the Original Indenture, are deemed never to have been authenticated and delivered) shall initially be limited to $150,000,000 all of which have been issued hereunder. The Issuer may from time to time, without the consent of the holders of the Notes but with the consent of the Company, create and issue further notes (in addition to the

Original Notes and the New Notes) having the same terms and conditions in all respects as the Notes except for the issue date, the issue price and the first payment of interest thereon.  Additional notes issued in this manner will be consolidated with and will form a single series with the Notes.

Section 2.3                                   Consent and Acknowledgement of the Company

Pursuant to Section 3.1 of the Original Indenture and Section 2.2 of the Fifth Supplemental Indenture, the Company hereby consents to the issuance of the New Notes by the Issuer and acknowledges and confirms that its obligations with respect to the New Notes constitute Guarantee Obligations.

ARTICLE 3
MISCELLANEOUS

Section 3.1                                   Ratification of Original Indenture and Fifth Supplemental Indenture

The Original Indenture, as supplemented by the Fifth Supplemental Indenture (as supplemented by this Supplemental Indenture), is in all respects ratified and confirmed, and this Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.

Section 3.2                                   Governing Law

This Supplemental Indenture and the New Notes shall be governed by and construed in accordance with the laws of the State of New York. Notwithstanding the preceding sentence of this Section, the exercise, performance or discharge by the Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

Section 3.3                                   Separability

In case any one or more of the provisions contained in this Supplemental Indenture or in the New Notes shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Supplemental Indenture or of the New Notes, but this Supplemental Indenture and the New Notes shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

Section 3.4                                   Counterparts

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. This instrument may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to the Fifth Supplemental Indenture to be duly executed as of the day and year first above written.

BROOKFIELD FINANCE INC.

By:	/s/ Karly Dyck
Name: Karly Dyck
Title: Vice-President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Nicholas Goodman
Name: Nicholas Goodman
Title: Senior Managing Partner and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/Yana Nedyalkova
Name: Yana Nedyalkova
Title: Corporate Trust Officer

By:	/s/ Raji Sivalingam
Name: Raji Sivalingam
Title: Associate Trust Officer

[Signature Page to Supplemental Indenture to Fifth Supplemental Indenture]